UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            BrandPartners Group, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  [10531R 10 7]
                                 (CUSIP Number)

                                  Ruth Z. Plave
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 23, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [10531R 10 7]                13D


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Estate of Jeffrey S. Silverman        13-7343074

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |X|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              Not applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States



                                 7     SOLE VOTING POWER

                                       3,824,000
      NUMBER OF SHARES
   BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
   EACH REPORTING PERSON
            WITH                       19,000

                                 9     SOLE DISPOSITIVE POWER

                                       3,824,000

                                10     SHARED DISPOSITIVE POWER

                                       19,000

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,843,000

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.2%

     14       TYPE OF REPORTING PERSON*

              OO

CUSIP No. [10531R 10 7]                13D


     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Lisa T. Silverman        ###-##-####

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) |_|
              (b) |X|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              Not applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States



                                 7     SOLE VOTING POWER

                                       3,881,000
      NUMBER OF SHARES
   BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
   EACH REPORTING PERSON
            WITH                       19,000

                                 9     SOLE DISPOSITIVE POWER

                                       3,881,000

                                10     SHARED DISPOSITIVE POWER

                                       19,000

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,900,000

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.5%

     14       TYPE OF REPORTING PERSON*

              IN

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the shares of the Common Stock, $0.01 par value (the "Common Stock"), of BrandPartners Group, Inc., a Delaware corporation (the "Company") (the "Shares"). The principle executive offices of the Company are located at 777 Third Avenue, New York, NY 10017.

Item 2.   Identity and Background.

         (a) This Statement is being filed by the Estate of Jeffrey S. Silverman (the "Estate") and Lisa T. Silverman (collectively, the "Reporting Persons").

         (b) - (c) Jeffrey S. Silverman, the former Chairman of the Board and Chief Executive Officer of the Company, died on September 23, 2002. His Will was submitted to probate on February 20, 2003 by the Surrogate's Court of the State of New York, County of New York. The Estate's address is c/o Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, NY 10006.

         Ms. Silverman is the Executor of the Will of Mr. Silverman. She is a real estate broker with the firm of Ashforth Warburg Associates. Her address is 32 East 64th Street, New York, NY 10021.

         (d) - (e) During the last five years, Ms. Silverman has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Ms. Silverman is a citizen of the United States.

Item 3.  Source and Amount.

         The Estate acquired for no consideration the Shares of the Common Stock of the Company. Ms. Silverman, as the Executor of the Will of Jeffrey S. Silverman, is deemed to be the beneficial owner of the Shares held by the Estate. Ms. Silverman also acquired additional Shares as the designated beneficiary of Mr. Silverman's individual retirement account.

Item 4.  Purpose of the Transaction.

         Mr. Silverman acquired Shares of the Common Stock during his lifetime for investment purposes and in order to obtain a significant equity interest in the Company. At his death, Mr. Silverman owned 881,000 Shares of the Common Stock with the option to purchase 3,250,000 more shares. His ownership interest was duly reported on Schedule 13D and amendments thereto, dated November 24, 1999, January 14, 2000, January 26, 2001 and May 3, 2003.

         The Estate acquired 824,000 Shares of the Common Stock as well as the right to exercise options to purchase more Shares. Mr. Silverman owned an additional 57,000 Shares through an individual retirement account, which upon his death, were transferred to Ms. Silverman, as the designated beneficiary. The Reporting Persons also acquired beneficial ownership interest in 19,000 Shares through their collective 100% ownership of JLS Capital Partners LLC, a company formed by Mr. Silverman ("JLS"). The Estate and Ms. Silverman each own a 50% interest in JLS.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Statement, the Estate may be deemed to own 3,843,000 Shares of the Common Stock, assuming full exercise of the Estate's existing options to purchase 3,000,000 additional Shares. These Shares represent 18.2% of the total outstanding Shares of the Company. Ms. Silverman may be deemed to own 3,900,000 Shares of the Common Stock, assuming full exercise of the Estate's existing options to purchase 3,000,000 additional Shares. Her Shares represent 18.5% of the total outstanding Shares of the Company. These percentages are based on a calculation of the total number of Shares of the Common Stock outstanding as follows: 18,063,553 Shares of Common Stock to be issued and outstanding as of August 11, 2003, as reported on the Company's 10-Q for the quarter ended June 30, 2003, plus the 3,000,000 Shares underlying the options held by the Estate, for a total of 21,063,553 Shares.

         (b) The Estate has the sole power, through its Executor, to vote or direct the vote as well as sole power to dispose or direct the disposition of its Shares. The Reporting Persons have shared power to vote or direct the vote and shared power to dispose or direct the disposition of those Shares owned by JLS. Ms. Silverman has sole power to vote or direct the vote as well as the sole power to dispose or direct the disposition of the 57,000 Shares she received as the beneficiary of Mr. Silverman's individual retirement account.

         (c) Neither of the Reporting Persons has effected any transactions in the Shares of the Company's Common Stock in the past 60 days.

         (d) The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Company's Common Stock beneficially owned by the Estate and Ms. Silverman.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Materials to be Filed as Exhibits.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2003

                                                 ESTATE OF JEFFREY S. SILVERMAN


                                                 By: /s/ Lisa T. Silverman
                                                     --------------------------
                                                     Name:  Lisa T. Silverman
                                                     Title:  Executor



                                                 LISA T. SILVERMAN


                                                 By: /s/ Lisa T. Silverman
                                                     --------------------------